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                                  UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 7, 2003.


                            DOMAN INDUSTRIES LIMITED
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                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia, Canada V9L 2P9
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  x        Form 40-F
         -----               -----

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934.
Yes            No  x
   -----         -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule l2g3-2(b): 82-_______________________.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  DOMAN INDUSTRIES LIMITED
                                            -----------------------------------
                                                        (Registrant)

                                                   /s/ Philip G. Hosier
Date  March 7, 2003                    By   -----------------------------------
                                                        (Signature)*

Philip G. Hosier, Vice President, Finance and Secretary
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* Print the name and title under the signature of the signing officer

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                                 [LOGO OMITTED]

                             N E W S   R E L E A S E

                            DOMAN INDUSTRIES LIMITED

FOR IMMEDIATE RELEASE

MARCH 7, 2003 - DUNCAN, BRITISH COLUMBIA. Doman Industries Limited ("Doman") announced today that Doman's draft Plan of Compromise or Arrangement (the "Draft Plan") recently submitted to the Supreme Court of British Columbia in connection with proceedings under the COMPANIES CREDITORS ARRANGEMENT ACT was not approved for dissemination to Creditors based upon objections to the form of the Draft Plan raised by an ad hoc committee of the holders of Doman's senior secured notes. Objections raised by Doman's preferred shareholders were rejected by the Court at this juncture. Doman intends to revise its Draft Plan based upon the Court's directions and re-submit it to the Court within the next few weeks.

Doman expects that a revised Plan will be approved by the Court for presentation to its Creditors for their approval some time in April.

ABOUT DOMAN:

Doman is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing dissolving sulphite pulp and NBSK pulp. All the Company's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.

ON BEHALF OF DOMAN INDUSTRIES LIMITED


[SIGNED]
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P.G. HOSIER, VICE-PRESIDENT, FINANCE AND SECRETARY

FOR FURTHER INFORMATION CONTACT:
RICK DOMAN (250) 748-3711 OR P.G. HOSIER (604) 665-6231.